1670 Highway 160 West Suite 205 Fort Mill, SC 29708 USA Main: 973-691-2000 Fax: 973-691-7573

January 10, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Catheter Precision, Inc.
Form S-3 Registration Statement

To Whom It May Concern:

Catheter Precision, Inc. (the "Company"), respectfully submits this Registration Statement on Form S-3 registering the sale from time to time of up to $20 million of Company common stock.

Please be advised that the Company anticipates making an oral request for acceleration of effectiveness of this registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"). In that regard, this letter confirms that the Company is aware of its obligations under the Securities Act as they relate to the offering of shares described in this registration statement.  The Company’s outside attorney, B. Joseph Alley, Jr., of the law firm of Arnall Golden Gregory LLP, is hereby authorized to make such oral request for acceleration of effectiveness on our behalf.

Please call Mr. Alley at (404) 873-8688 if you have any questions about this filing. We would very much appreciate the staff's assistance in declaring this registration statement effective as soon as possible.

Sincerely,

/s/ Philip Anderson

Philip Anderson, Chief Financial Officer

Copy to:	David A. Jenkins, Executive Chair/CEO of the Company
B. Joseph Alley, Jr., Arnall Golden Gregory LLP